[redacted]

11017150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 Poplar Avenue, Suite 300
(No. and Street)

Memphis (City) TN (State) 38138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Ziemba (901) 260-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

999 South Shady Grove Road, Suite 400 (Address) Memphis (City) TN (State) 38120 (Zip Code)

SEC Mail Processing Section
FEB 24 2011
Washington, DC
124

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/8/2011

OATH OR AFFIRMATION

I, Brad Ziemba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Brokerage Service, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Debra S. Smith

Notary Public

DEBRA S. SMITH STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

MY COMMISSION EXPIRES: 01-12-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pinnacle Brokerage Service, Inc.

Index

December 31, 2010

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

The Board of Directors
Pinnacle Brokerage Service, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Pinnacle Brokerage Service, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Brokerage Service, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Memphis, Tennessee
February 22, 2011

999 S. Shady Grove Road, Suite 400
Memphis, TN 38120
Ph. 901.761.3000 Fx. 901.761.9667
www.dixon-hughes.com

Pinnacle Brokerage Service, Inc.

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	257,299
Other assets		1,936
Total assets	$	259,235
Stockholder's Equity		
Common stock, no par value, 850 shares authorized, 100 shares issued and outstanding		15,000
Additional paid-in capital		275,000
Deficit		(30,765)
Total stockholder's equity	$	259,235

See accompanying notes to financial statements.

Pinnacle Brokerage Service, Inc.

Statement of Operations

For the Year Ended December 31, 2010

Interest income	$	8
Operating expenses		3,367
Net loss	$	(3,359)

See accompanying notes to financial statements.

Pinnacle Brokerage Service, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2010

	Shares	Common Stock	Additional Paid-In Capital	Deficit	Total
Balance at January 1, 2010	100	$ 15,000	$ 275,000	$ (27,406)	$ 262,594
Net loss	-	-	-	(3,359)	(3,359)
Balance at December 31, 2010	100	$ 15,000	$ 275,000	$ (30,765)	$ 259,235

See accompanying notes to financial statements.

Pinnacle Brokerage Service, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net loss	$	(3,359)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Changes in operating assets and liabilities:		
Other assets		1,964
Accrued expenses		(373)
Net cash used in operating activities		(1,768)
Cash at beginning of year		259,067
Cash at end of year	$	257,299

See accompanying notes to financial statements.

1. Operations and Organization

Nature of Business

Pinnacle Brokerage Service, Inc. (the "Company") was incorporated in Ohio on August 14, 2000. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly-owned subsidiary of Duncan-Williams, Inc.

During fiscal 2010, the Company had no broker-dealer activities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Certain assets and liabilities are recognized, on a recurring or nonrecurring basis, at fair value. Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability under a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a wholly owned subsidiary of Duncan-Williams, Inc. and accordingly federal income and any applicable tax credits are included in the federal income tax return of Duncan-Williams, Inc.

The Company files a separate state income tax return and state income tax treatment varies depending upon the state in which returns are filed.

Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2010. There are no interest and penalties related to income tax assessments. Fiscal years ending on or after December 31, 2007, remain subject to examination by federal and state tax authorities.

Subsequent Events

The Company has evaluated the effect subsequent events would have on the financial statements through February 22, 2011, which was the date the financial statements were issued.

3. Fair Value Measurements

Prices for money market mutual funds are determined based on transacted amounts and the resulting fair values are categorized as Level 1.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2010.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Money Market Mutual fund	$ 257,299	$ -	$ -	$ 257,299

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ('SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $252,153, which was $152,153 in excess of its required net capital of $100,000. The Company's net capital ratio was .0 to 1 at December 31, 2010.

5. Subsequent Events

In January 2011, Duncan-Williams, Inc. entered into an agreement to sell the Company for $159,235 after a $150,000 withdrawal is made by the Duncan-Williams, Inc. This transaction is awaiting approval from FINRA and the SEC.

6. Annual Report on Form X-17A-5

The annual report to the SEC on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the SEC.

Pinnacle Brokerage Service, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Aggregate indebtedness:		
Items included in statement of financial condition:		
Aggregate indebtedness as defined	$	-
Net Capital:		
Total stockholder's equity	$	259,235
Deductions and/or charges:		
Non-allowable assets		(1,936)
Net capital before haircuts on securities positions		257,299
Haircuts on securities positions		(5,146)
Net capital		252,153
Minimum required net capital		100,000
Capital in excess of minimum requirement	$	152,153
Ratio of aggregate indebtedness to net capital		.0 to 1

Pinnacle Brokerage Services, Inc.

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

A computation of reserve requirement is not applicable to Pinnacle Brokerage Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Pinnacle Brokerage Services, Inc.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

Information relating to possession or control requirements is not applicable to Pinnacle Brokerage Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Pinnacle Brokerage Services, Inc.

Schedule IV

Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part IIA of Form X-17A-5

December 31, 2010

1. Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2009	$	-
Reconciling items		-
Aggregate indebtedness as computed on Schedule I	$	-
2. Net capital as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2009	$	252,153
Reconciling items		-
Net capital as computed on Schedule I	$	252,153

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Pinnacle Brokerage Service, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements of Pinnacle Brokerage Service, Inc., (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are

999 S. Shady Grove Road, Suite 400
Memphis, TN 38120
Ph. 901.761.3000 Fx. 901.761.9667
www.dixon-hughes.com

to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Memphis, Tennessee
February 22, 2011

Dixon Hughes PLLC

Pinnacle Brokerage Service, Inc.

Independent Accountants' Report on
Applying Agreed-Upon Procedures

December 31, 2010

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures

Board of Directors
Pinnacle Brokerage Service, Inc.
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period from January 1, 2010, to December 31, 2010, which were agreed to by Pinnacle Brokerage Service, Inc. (the "Company"), and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures discussed below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries made to the general ledger and cancelled checks noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the monthly internal financial statements from January 1, 2010, to December 31, 2010, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments referred to in 3. above noting no differences; and

5. Company personnel informed us the Company was mailed a copy of their Form SIPC-6 for the first half of the fiscal year ending December 31, 2010, with a notation that $150 was an overpayment to be carried forward. We obtained a copy of that Form SIPC-6 from the

999 S. Shady Grove Road, Suite 400
Memphis, TN 38120
Ph. 901.761.3000 Fx. 901.761.9667
www.dixon-hughes.com

Company and noted that the Company applied $150 as an overpayment on the Company's Form SIPC-7 for the year ended December 31, 2010.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report and the attached copy of Form SIPC-7 is intended solely for the information and use of the specified parties listed above, for the purpose described in the first paragraph and is not intended to be and should not be used by anyone other than these specified parties.

January 29, 2011

Dixon Hughes PLLC